UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-13926

NOBLE OFFSHORE DRILLING, INC. (as successor in interest to Diamond Offshore Drilling, Inc.)
(Exact name of registrant as specified in its charter)

13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478 (281) 276-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common stock, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, $0.0001 par value – 1 holder*

*On September 4, 2024, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of June 9, 2024 (the “Merger Agreement”), by and among Noble Corporation plc (“Noble”), Dolphin Merger Sub 1, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 1”), Dolphin Merger Sub 2, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 2”), and Diamond Offshore Drilling, Inc. (“Diamond Offshore”), (a) Merger Sub 1 merged with and into Diamond Offshore (the “First Merger”), with Diamond Offshore surviving and becoming an indirect wholly owned subsidiary of Noble, and (b) immediately thereafter, Diamond Offshore, as the surviving entity in the First Merger, merged with and into Merger Sub 2, with Merger Sub 2 surviving as an indirect wholly owned subsidiary of Noble. Immediately after the effective time of the Second Merger, Merger Sub 2 was renamed “Noble Offshore Drilling, Inc.”, pursuant to a certificate of amendment to the amended and restated certificate of incorporation of Merger Sub 2 filed with the Secretary of State of the State of Delaware.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NOBLE OFFSHORE DRILLING, INC
(as successor in interest to Diamond Offshore Drilling, Inc.)

By:	/s/ Jennie Howard
Name: Jennie Howard
Title: Secretary

Date: September 16, 2024